FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of August 2007
CGG Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15
(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Second Quarter 2007 Results
Revenues of $769 million, up 37%
Net result of €45 million, or $60 million
First half 2007 results on target
10% first half net income and a strong forward outlook
Paris, August 2nd, 2007
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) today announced its second quarter 2007 unaudited financial results.
Financial Highlights1:
Group:
•	Revenues of €571 million ($769 million), up 28% in € and 37% in $
•	EBITDA of €210 million ($284 million), and EBITDA margin of 37% compared to €168 million, ($212 million), and EBITDA margin of 38%
•	Purchase Price Allocation (PPA) negative impact of €7 million ($9 million)
•	Operating Profit, including PPA, of €101 million ($136 million), a 18% operating margin compared to €66 million ($85 million), a 15% operating margin
•	Net Profit of €45 million ($60 million) compared to €18 million ($23 million).
•	EPS of €1.56 ($2.11)
Services:
•	Revenues of €390 million ($525 million), up 26% in € and 34% in $
•	EBITDA margin of 38% compared to 43%
•	Operating Profit of €46 million ($62 million), including PPA, a 12% operating margin compared to 11%
Sercel:
•	Revenues of €196 million, ($264 million), up 18 % in € and 28% in $
•	Operating Profit of €67 million ($91 million), an operating margin of 34% compared to 27%

[1]	Veritas results have been incorporated as of January 12th 2007 at the time the merger was effective. For the purpose of providing the best understanding of our performance, all results are second quarter results unless otherwise stated and are compared to pro-forma 2006 figures. 2006 pro-forma figures are pro-forma as if the merger was effective on January 1st, 2006 and result from the consolidation of former CGG and former Veritas figures. Our consolidated financial statements are presented in euros. Converted US$ figures are presented only to assist you in understanding our operating revenues are not part of our reported financial statements. The $ figures are calculated based on second quarter €/$ average exchange rate for the Profit & Loss and Cash Flow Statement and are based on the €/$ closing exchange rate for the Balance Sheet. The comparison in € between the CGGVeritas second quarter 2007 results with the second quarter 2006 CGG standalone results is provided on the page after the balance sheet items.

Operational Highlights:
•	26 land seismic crews in operation for the slower spring season, after demobilization of the arctic crews
•	Vessel utilization rate was lower at 75% with scheduled dry docks for performance upgrade and maintenance
•	The new seismic vessel, CGGVeritas Vision, completed successful sea trials and became active in our fleet in July
•	3rd Wide Azimuth Acquisition program proceeding well in the deepwater Gulf of Mexico (GoM)
•	Multi-Client after-sales of €51 million, ($69 million) in this typically low quarter
•	Multi-Client pre-funding level at 80%
•	Successful deepwater implementation of Seabed solution in Asia Pacific
•	Sercel continued to see significantly strong sales with especially high land equipment deliveries
•	Backlog as of July 1st 2007 of $1.6 billion
Comments and Perspectives:
CGGVeritas Chairman & CEO, Robert BRUNCK, commented:
“I am pleased that our performance, in the industry’s typically slow seasonal quarter, was inline with our expectations enabling CGGVeritas in our first six months following the merger to reach our mid year goals. Supported by continued superior results from Sercel and robust year on year growth from Services across all of our business lines in the Eastern and Western Hemisphere, it is clear that CGGVeritas is off to a strong start in creating the leading Geophysical company.
I was particularly pleased to see the quick take-up and successful results of our high-end innovative products and services, including our industry leading wide-azimuth capabilities offshore Gulf of Mexico and onshore Middle East, our advanced imaging algorithms worldwide and our first wireless equipment sale. Looking forward, with the continued strengthening market conditions, and increasing multi-client sales along with Sercel’s continued leadership performance, I am pleased to say that we expect to exceed our previously announced 2007 targets.”

First Half 2007 Financial Highlights:
•	Group Revenues of €1163 million ($1546 million), up 18% in € and 29% in $
•	Group EBITDA of €468 million ($622 million), and EBITDA margin of 40% compared to €389 million, ($476 million), and EBITDA margin of 40%
•	Group Operating Profit, including PPA, of €244 million ($324 million), a 21% operating margin compared to €180 million ($220 million), a 18% operating margin
•	Net Profit of €114 million ($151 million), 10% percent of revenue compared to €53 million ($65 million), 5% of revenue
•	EPS of €4.16 ($5.53)
Table of year-on-year Financial Highlight comparisons:

Financial Highlights	In million US dollars
	Second	Second	First Half	First Half
	Quarter 2007	Quarter 2006	2007	2006
Exchange rate	1.347	1.253	1.329	1.223
Operating revenues	768.7	562.1	1546.0	1201.4
Sercel	264.1	206.4	532.4	351.3
Services	525.3	391.8	1084.1	926.0
Elimination	(20.7)	(36.1)	(70.5)	(75.9)
Gross profit	235.9	156.2	506.8	355.6
Operating profit (loss)	135.9	84.7	324.3	220.4
Sercel	90.5	56.6	181.1	91.6
Services	62.1	43.9	195.0	153.6
Corporate and Elimination	(16.7)	(15.8)	(51.8)	(24.8)
Income (loss) from equity investments	1.0	3.8	1.6	7.1
EBITDA	283.6	212.0	622.1	475.9
Sercel	97.0	61.3	193.9	101.4
Services	199.0	167.4	475.0	402.6
Net income (loss)	60.4	22.8	151.0	65.3
Industrial Capex & development costs	64.9	48.4	161.3	145.4
Multi-Client Capex	111.3	75.3	191.9	114.3
Net Debt / Equity gearing ratio	50%	N/A	50%	N/A
Earnings per share (in Euros)	1.56	0.63	4.16	1.95

Second quarter revenues:
•	Group Revenues were €571 million, ($769 million) up 28% in € and up 37% in $
•	Revenues for Services were €390 million, ($525 million) up 26% in € and up 34% in $, due to strengthening market conditions, upward price mobility and partially offset by lower vessel utilization rate
•	Revenues for Sercel were €196 million ($264 million), up 18 % in € and up 28% in $year on year. Sercel external sales were €181 million ($244 million) up 32% in € and up 42% in $, year on year
Services revenue breakdown by business line:
•	Contract revenues:
-	Land contract revenues were €72 million ($97 million) down 5% in € and stable in $

-	Offshore contract revenues were €134 million ($180 million) up 48% in € and up 57% in $

-	Processing and Reservoir revenues were €67 million ($90 million), up 7% in € and 15% in $
•	Multi-Client revenues
-	Total Multi-Client revenues were €117 million ($158 million) up 46% in € and up 53% in $

-	Multi-Client land revenues were €20 million ($27 million)

-	Multi-Client offshore revenues were €97 million ($131 million)
Second quarter EBITDA and Operating Profit:
Group:
•	The Group EBITDA was €210 million ($284 million), a 37% EBITDA margin, compared to €168 million ($212 million), 38% EBITDA margin
•	The Group Operating Profit was €101 million ($136 million), a 18% operating margin, including PPA €7 million ($9 million) compared to €66 million ($85 million), including PPA €5 million ($6 million), a 15% operating margin
Services:
•	Services EBITDA was €147 million ($199 million), a 38% EBITDA margin compared to €132 million, ($167 million) and a 43% EBITDA margin, mainly due to increased vessel shipyards for performance upgrade and maintenance
•	Services Operating Profit including PPA was €46 million ($62 million), a 12% operating margin, compared to €34 million ($44 million), a 11% operating margin

Sercel:
•	Sercel EBITDA was €72 million ($97 million) corresponding to a 37% EBITDA margin, compared to €49 million ($61 million), a 30% EBITDA margin
•	Sercel Operating Profit was €67 million ($91 million), a 34% operating margin, compared to €46 million ($57 million), a 27% operating margin
Overview of Operations and Market Outlook:
Services:
Land Contract Acquisition: The land market continues to strengthen and during the quarter, we operated 23 crews in average, 9 crews in Western Hemisphere and 14 crews in the Eastern Hemisphere where our high-density wide-azimuth HPVAtm continues to gain acceptance. In the third and fourth quarter we expect strong activity especially in Europe Africa and Middle East (EAME) and Asia Pacific.
Land Multi-Client: During the quarter, 3 crews shot highly pre-funded Multi-Client programs in North America and data sales continued to be strong especially in the Canadian Foothills.
Offshore Contract Acquisition: During the quarter, five 3D vessels were operating in Asia Pacific, one in EAME and one in GoM on a wide-azimuth contract. As anticipated, the 3D vessel utilization rate at 75% was lower than the first quarter mainly based on the scheduled dry docks for performance upgrade and maintenance. The utilization rate will be up again in the third and fourth quarter and two new vessels, the Vision and the Vanquish, join our fleet, respectively in early July and mid October. The Seisquest was decommissioned June 9th. Also during the quarter we successfully implemented a seabed solution offshore Malaysia at a water depth of over 1000 meters.
Multi-Client Offshore: Approximately 40% of our 3D vessels during the quarter were dedicated to our Multi-Client library. We operated 5 vessels on highly pre-funded new Multi-Client programs, in GoM, Brazil and North Sea. Demand for recent vintage and well located data, particularly in deep and ultra-deep waters of the GoM, remains robust and we began shooting a highly pre-funded new wide-azimuth program in the GoM. We expect Multi-Client after-sales to strengthen in the second half of the year in line with lease sales and typical seasonal cycles in the industry.
Processing & Reservoir: Processing activity continued to increase worldwide driven by marine data volumes especially with the increasing market take-up of wide-azimuth and the high demand for our advanced imaging capabilities. Backlog continues to remain strong.
Sercel:
During the quarter, Sercel delivered a significantly large volume of land equipment into an expanding market and increasing demand for higher channel counts to increase seismic resolution. Marine equipment sales continue to be at record levels driven by demand for leading streamer technology and new vessels coming into the market.

Net Income:
•	The net result was a Profit of €45 million ($60 million) compared to a pro-forma Profit of €18 million ($23 million)
•	EPS was €1.56 ($2.11)
Cash Flow:
•	During the quarter, we early reimbursed $100 million of our term loan B senior facility
•	The industrial Capex for the second quarter 2007 was €47 million ($64 million) compared to pro-forma €38 million ($48 million)
•	The Multi-Client Capex for the second quarter 2007 was €83 million ($111 million) compared to pro-forma €62 million ($75 million). The average pre-funding level was 80%
Balance Sheet items:
•	At the end of June 2007, Shareholder’s equity was €2.4 billion and net financial debt was € 1.2 billion, representing a 50 % net debt to equity ratio

CGGVeritas comparison with CGG:
This table provides the CGGVeritas financial results in million euros for the second quarter and first half of 2007 compared with historical CGG standalone financial results for the second quarter and first half of 2006

Financial Results	In million Euros

	Second	Second	First Half	First Half
	Quarter 2007	Quarter 2006	2007	2006

Exchange rate	1.347	1.253	1.329	1.223
Operating revenues	571.1	312.4	1163.3	634.5
Sercel	196.2	165.8	400.6	287.2
Services	390.1	173.0	815.7	402.9
Elimination	(15.2)	(26.4)	(53.0)	(55.6)
Operating profit (loss)	100.5	61.6	244.0	146.1
Sercel	67.3	45.5	136.3	74.9
Services	45.5	27.8	146.7	89.7
Elimination	(12.3)	(11.7)	(39.0)	(18.5)
EBITDA	210.2	106.5	468.1	234.3
Sercel	72.1	49.2	145.9	82.9
Services	147.1	69.7	357.4	172.6
Net income (loss)	44.6	29.7	113.6	76.2
Earnings per share (€)	1.56	1.69	4.16	4.37
•	Group Revenues were €571 million ($769 million) up 83% in € and up 96% in $
•	Group Operating Profit was €101 million ($136 million), up 65% compared to €62 million ($77 million)
•	The Net Result was €45 million ($60 million) up 50% compared to €30 million ($37 million)
•	EPS was €1.56 compared to EPS of €1.69
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

Contacts Investor Relations:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10 invrelparis@CGGVeritas.com
Houston: Hovey Cox Tel.: (1) 832 351 8821 invrelhouston@CGGVeritas.com
Press Contact:
Brunswick Tel.: +1 212 333 3810

Robert BRUNCK, Chairman and CEO, will comment on the results during on August 2nd 2007, a public presentation at 10:00 am, at Palais Brongniart — Place de la Bourse Paris 2nd arrondissement.
An English language conference call is scheduled also today at 2:30 pm Paris, 1:30 pm London, 8:30 am US Eastern and 7:30 am US Central Time. To take part in the conference call, please dial in using the numbers below 10 minutes prior to the scheduled start time.

International	1 706 758 9607
US	(800) 374 0113
Replay	(706) 645 9291 & (800) 642 1687 — code 10746469
You will be asked for the name of the conference: “CGGVeritas Second Quarter 2007 Results”. CGGVeritas will also provide a streaming audio webcast of the conference call accessible on our web site at www.cggveritas.com on a listen-only basis. Please connect 10 minutes prior to the start of the conference to register for the call and to check your connection is working properly. A replay will be available on our website for two weeks following the conference call. The quarterly financial information, including Press Releases, 6K detailed financial figures and presentation, will be available on our website at 8 am Paris time on August 2nd.

About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15
Date: August 2nd, 2007
By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development &
training, Investor Relations, Communication
and Audit